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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 14354

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/18** AND ENDING **12/31/18**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Lincoln Investment Planning, LLC**

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

601 Office Center Drive   Suite 300

(No. and Street)

Fort Washington	**PA**	**19034**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Diane McCarthy   (215) 881-4656

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mitchell & Titus, LLP

(Name – *if individual, state last, first, middle name*)

1818 Market Street	**Philadelphia**	**PA**	**19103**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[✓] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

SEC Mail Processing

MAR 0 1 2019

Washington, DC

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Diane McCarthy _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Lincoln Investment Planning, LLC _____ , as

of December 31 _____ , 20 18 ____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

COMMONWEALTH OF PENNSYLVANIA

| NOTARIAL SEAL |
| Nancy L. Heffner, Notary Public |
| Upper Dublin Twp., Montgomery County |
| My Commission Expires Dec. 30, 2019 |

MEMBER, PENNSYLVANIA ASSOCIATION OF NOTARIES

_____
Signature

Chief Financial Officer
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LINCOLN INVESTMENT PLANNING, LLC AND SUBSIDIARIES
Consolidated Statement of Financial Condition
December 31, 2018

TABLE OF CONTENTS



MITCHELL TITUS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Lincoln Investment Planning, LLC

Opinion on Consolidated Statement of Financial Condition

We have audited the accompanying consolidated statement of financial condition of Lincoln Investment Planning, LLC and Subsidiaries (the Company) as of December 31, 2018. In our opinion, the consolidated statement of financial condition presents fairly, in all material respects, the financial position of the Company at December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated statement of financial condition. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

Mitchell & Titus, LLP

We have served as the Company's auditor since 2010.

February 28, 2019

1818 Market Street
Philadelphia, PA 19103
T +1 215 561 7300
F +1 215 569 8709

mitchelltitus.com

1

LINCOLN INVESTMENT PLANNING, LLC AND SUBSIDIARIES
Consolidated Statement of Financial Condition
December 31, 2018

ASSETS

Cash	$ 27,350,170
Cash–segregated under Federal and other regulations	25,683,024
Commissions receivable	6,313,174
Fees receivable	1,614,516
Advances to financial representatives, net of provision for doubtful accounts of $200,954	2,556,038
Receivables from customers	503,464
Receivables from providers	31,907
Receivable from affiliates	1,176,091
Prepaid expenses	2,443,190
Notes receivable from financial representatives and others	4,520,133
Fixed assets, net of accumulated depreciation and amortization of $622,845	1,074,832
Deposits with clearing organizations and others	2,901,331
Goodwill and other intangible assets, net of accumulated amortization of $1,124,434	5,656,469
Other assets	1,809,761
Total assets	$ 83,634,100

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Payables to customers	$ 20,501,674
Commissions payable	7,978,855
Payables to retirement plan	1,308,456
Accounts payable and accrued expenses	12,525,268
Note payable	975,238
Deferred advisory revenue	61,962
Total liabilities	43,351,453

Member's equity

Member's equity	40,282,647
Total liabilities and member's equity	$ 83,634,100

The accompanying notes are an integral part of the consolidated statement of financial condition.

NOTE 1   **ORGANIZATION AND DESCRIPTION OF BUSINESS**

Lincoln Investment Planning, LLC and Subsidiaries (the Company) are in the business of providing financial services. Lincoln Investment Planning, LLC (Lincoln) is a broker-dealer registered with the U.S. Securities and Exchange Commission (SEC) and various states' and territories' securities commissions and is also a member of the Financial Industry Regulatory Authority (FINRA) and the National Futures Association (NFA). Lincoln is also an investment adviser registered with the SEC and is subject to regulation by the U.S. Commodity Futures Trading Commission (CFTC). Lincoln was originally incorporated in November 1968 and was a wholly owned subsidiary of Lincoln Investment Group Holdings, Inc. (LIGHI) until July 31, 2015. Effective August 1, 2015, Lincoln became a single member Pennsylvania Limited Liability Company, with Lincoln Investment Capital Holdings, LLC (the Parent) as its sole member. LIGHI is a controlling member of the Parent. The Company specializes in the sale of mutual funds to its retail investors with a particular focus on its clients' retirement needs. The Company's investment advisory services include strategic and tactical asset allocation programs. Customers are geographically located throughout the U.S., with a primary concentration in the Eastern and Central regions. Lincoln self-clears and custodies approximately one-third of its client transactions on its proprietary *Retirement and Investor Solutions* platform. Lincoln's proprietary *Retirement and Investor Solutions* self-clearing platform accounts for approximately 29% of its clients' assets. Approximately 43% of clients' assets are held directly with product providers, while the remaining clients' assets are held on a fully disclosed basis with an unaffiliated broker-dealer. This unaffiliated broker-dealer performs clearing and custody services for these clients.

Lingren, LLC (Lingren) became a single member Pennsylvania Limited Liability Company as of August 1, 2015 with Lincoln as its sole member. Lingren had purchased the assets of a Washington State-based financial services firm specializing in 403(b) retirement plans and individual IRAs.

All securities business of Lingren is transacted through financial representatives registered with Lincoln.

Effective January 3, 2017, the Parent acquired Legend Group Holdings, LLC (LGH) from First Allied Holdings, Inc. At the time of the purchase, LGH owned all of the outstanding shares of Legend Equities Corporation (Legend Equities, a Delaware company and registered broker-dealer), Legend Advisory Corporation (Legend Advisory, a New York company and registered investment adviser), Advisory Services Corporation (Advisory Services, a Nevada company and third party administrator) and The Legend Group, Inc. (TLG, a Delaware company and single purpose entity lessee for real estate leases).

NOTE 1   **ORGANIZATION AND DESCRIPTION OF BUSINESS** *(continued)*

In addition, Legend Equities owned all of the outstanding shares of LEC Insurance Agency, Inc. (LEC Insurance, a Texas company and insurance agency). Further, effective as of January 3, 2017, Legend Equities merged into the Company and LEC Insurance became a wholly owned subsidiary of the Company. Effective January 3, 2017, Legend Advisory, Advisory Services, TLG and LEC Insurance became single member limited liability companies with their respective states. Effective August 22, 2018, LEC Insurance was dissolved and is no longer a subsidiary of the Company.

In March 2018, the Company purchased for $1,500,000, plus contractual closing adjustments of $46,046, in cash, the assets of a financial services firm located in California. The assets principally consisted of sales representative relationships, a covenant not to compete, and goodwill.

NOTE 2   **SIGNIFICANT ACCOUNTING POLICIES**

Use of Estimates

The accompanying consolidated statement of financial condition has been prepared in conformity with U.S. generally accepted accounting principles (U.S. GAAP), which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated statement of financial condition. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company has defined cash and cash equivalents as highly liquid investments with original maturities of less than ninety days at the time of purchase. The Company did not have any cash equivalents as of December 31, 2018.

Principles of Consolidation

The consolidated statement of financial condition includes the accounts of the Company and its wholly owned subsidiaries. All intercompany balances and transactions are eliminated in consolidation.

NOTE 2   **SIGNIFICANT ACCOUNTING POLICIES** *(continued)*

Revenue from Contracts with Customers

As of December 31, 2018 and January 1, 2018, $6,313,174 and $6,995,373, respectively, of the commissions receivable, $1,614,516 and $2,278,226, respectively, of the fees receivable, $503,464 and $385,166, respectively, of the receivables from customers, and $31,907 and $289,153, respectively, of the receivables from providers related to revenue contracts with customers.

Deferred advisory revenues were $61,962 and $130,285 as of December 31, 2018 and January 1, 2018 respectively. Deferred advisory revenues represent fees collected in advance of the Company satisfying its respective performance obligations. In general, performance obligations are satisfied within one year of payment.

Income Taxes

As described in Note 1, effective August 1, 2015, the Company became a single member limited liability company. As a limited liability company, the Company is not subject to Federal or state income taxes. As such, it is not a tax-paying entity for Federal and state income tax purposes, and accordingly, the Company's consolidated statement of financial condition does not reflect any assets or liabilities for Federal or state income taxes. The Parent reports the taxable income or loss in its tax returns.

U.S. GAAP requires the Company's management to evaluate uncertain tax positions taken by the Company. Accordingly, a tax benefit is recognized when it is more-likely-than-not to be sustained upon examination, based solely on its technical merits. The recognized benefit is measured as the largest amount of benefit, which is more-likely-than-not to be realized on ultimate settlement, based on a cumulative probability basis.

De-recognition of a previously recognized tax position occurs following the determination that the tax position no longer meets the more-likely-than-not threshold of being sustained. The Company does not have any tax positions for which a liability has been established or is otherwise unrecognized. The Company is subject to routine examination by taxing jurisdictions. The Company believes it is no longer subject to income tax examinations prior to 2015.

NOTE 2   SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Fixed Assets

Fixed assets include furniture and fixtures, computer and office equipment, and internally developed software and are depreciated or amortized using the straight-line method over the estimated useful life of the assets. The Company assesses the recoverability of fixed assets whenever events or changes in circumstances indicate that it may not be able to recover the assets' carrying amount. The capitalization of costs of internally developed software begins when technological feasibility is established. The estimated useful life of fixed assets ranges from three to five years.

Fixed assets as of December 31, 2018 consisted of the following:

Computer and office equipment	$ 10,000
Furniture and fixtures	13,344
Internally developed software	1,674,433
	1,697,677
Less: Accumulated depreciation and amortization	(622,845)
Fixed assets, net	**$ 1,074,832**

Provision for Doubtful Accounts

The Company provides for a provision for doubtful accounts for advances to and notes receivable from financial representatives and others based on experience and specifically identified risks. Advances to financial representatives and notes receivable to financial representatives and others are considered delinquent when management determines recovery is unlikely and the Company ceases collection efforts. Allowance for doubtful accounts comprised of the following:

Doubtful accounts, beginning balance	$ 69,206
Change in provision	131,748
Doubtful accounts, ending balance	**$ 200,954**

NOTE 2   **SIGNIFICANT ACCOUNTING POLICIES** *(continued)*

Goodwill and Other Intangible Assets

Goodwill and sales representative relationships are accounted for in accordance with the requirements of ASC 350, *Intangibles–Goodwill and Other*. Goodwill and sales representative relationships are tested for impairment on an annual basis and between annual tests if an event occurs or circumstances change, which would more-likely-than-not reduce its fair value below the carrying value.

The Company performed an annual impairment evaluation as of December 31, 2018 and noted there was no impairment to any of its goodwill or sales representative relationships.

Customer lists are amortized over five- to eight-year periods. Covenants not to compete are amortized over the related contract term. Management routinely assesses if an event occurs or circumstances change indicating that the carrying value of its customer lists and covenants not to compete become non-recoverable. No such events or circumstances took place during the year.

Notes Receivable from Financial Representatives and Others

The Company's notes receivable balance primarily consists of notes receivable from financial representatives. These interest-bearing note agreements are given to financial representatives to assist them in growing their business. The repayment term of the note ranges from six months to 10 years.

Based on the nature of these notes receivable, the Company does not analyze this asset on a portfolio segment or class basis. Concerns regarding recoverability generally arise in the event that a financial representative's securities registration is terminated by the Company. The Company maintains a provision for doubtful accounts. The Company determines the amount of the provision based on specific identification of material amounts at risk by financial representatives and maintains a provision based on its historical collection experience. The credit quality of the notes receivable and the adequacy of this provision is assessed on a monthly basis by evaluating all known factors, such as historical collection experience, the economic and competitive environment and changes in the creditworthiness and licensing registration status of the financial representatives. Although management believes its provision is adequate, it cannot anticipate with any certainty the changes in the financial condition of its financial representatives. As a result, the Company records adjustments to the provision for doubtful accounts in the period in which the new information that requires an adjustment to the provision becomes known.

NOTE 2   SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Notes Receivable from Financial Representatives and Others *(continued)*

The accrual of interest is discontinued for all notes classified as doubtful and non-performing. A note returns to accrual status when it is classified as performing. The note, at that time, recaptures the interest not accrued during the non-accrual period. Payments received for notes on non-accrual status are applied first to outstanding interest due on the notes and then to outstanding principal.

A note is considered impaired under applicable accounting guidance if it is classified as doubtful; that is, when based on current information, it is probable that the Company will be unable to collect the scheduled amounts due according to the contractual terms of the note agreement. At December 31, 2018, all outstanding notes receivable were categorized as performing.

Recent Accounting Pronouncements

In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers (Topic 606)* (ASU 2014-09), as amended. The new guidance sets forth a new five-step revenue recognition model which replaces the prior revenue recognition guidance in its entirety and is intended to eliminate numerous industry-specific pieces of revenue recognition guidance that have historically existed in US. GAAP. The underlying principles of the new standard is that a business or other organization will recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects what it expects in exchange for the goods or services. The standard also required more detailed disclosures and provides additional guidance for transactions that were not addressed completely in prior accounting guidance. In August 2015, the FASB issued ASU 2015-14, *Revenue from Contracts with Customers: Deferral of the Effective Date (ASU 2015-14)*, which deferred the effective date for implementation of ASU 2014-09 by one year and is now effective for annual reporting periods beginning after December 15, 2017, with early adoption permitted but not earlier than the original effective date. Effective January 1, 2018, the Company adopted ASU 2014-09 using the modified retrospective method. As a result of adoption, there was no cumulative impact to the Company's member's equity as of January 1, 2018, and no impact to the consolidated statement of financial condition as of December 31, 2018.

NOTE 2   **SIGNIFICANT ACCOUNTING POLICIES** *(continued)*

Recent Accounting Pronouncements *(continued)*

In February 2016, the FASB issued ASU 2016-02, *Leases* (ASU 2016-02). ASU 2016-02 changes the accounting for leases, primarily by lessees in operating leases, by requiring (a) the recognition of (i) a lease asset (right of use) and a lease liability, initially measured at the present value of the lease payments, in the statement of financial position and (ii) a single lease cost, calculated so that the cost of the lease is allocated over the lease term, generally on a straight-line basis, and (b) the classification of all lease payments within the operating activities in the statement of cash flows. This new guidance is effective for the annual periods ending after December 15, 2019 for public business entities.

As a result of the adoption of the new lease accounting guidance, the Company will recognize on January 1, 2019 a lease liability of $15,232,423, which represents the present value of the remaining lease payments of $17,837,737, discounted using the Company's estimated incremental borrowing ranging from 4.25% to 5% per year and a right of use asset of $13,066,144, which represents the lease liability of $15,232,423 adjusted for accrued rent of $2,166,279.

In June 2016, the FASB issued ASU 2016-13, *Measurement of Credit Losses on Financial Instruments*. The main objective of ASU 2016-13 is to provide financial statement users with more decision-useful information about the expected credit losses on financial instruments and other commitments to extend credit held by an entity at each reporting date. To achieve this objective, the amendments in this update replace the incurred loss impairment methodology in current GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to develop credit loss estimates. ASU 2016-13 is effective for fiscal years beginning after December 15, 2019, with early adoption permitted. Therefore, ASU 2016-13 will be effective for the Company's fiscal year beginning on January 1, 2020, using a modified retrospective approach. The Company is currently assessing the impact this ASU will have on its consolidated statement of financial condition.

NOTE 3   **CASH SEGREGATED UNDER FEDERAL REGULATIONS**

Segregated cash of $25,683,024 represents cash segregated in special reserve bank account for the exclusive benefit of customers pursuant to the Customer Protection Rule 15c3-3 under the U.S. Securities Exchange Act of 1934.

NOTE 4   RETIREMENT PLAN

The Company has a defined contribution profit-sharing and Section 401(k) salary deferral plan that covers employees who have attained the age of 18. Employees are eligible for the 401(k) salary deferral plan on the first day of the month following 30 days from date of hire. Employees are eligible for the profit-sharing component after completing 1,000 hours of service. The employee must also be employed on the last day of the plan year to receive the profit-sharing component.

Under the plan, eligible participating employees may elect to contribute up to the lesser of 75% of their salaries, or $18,500, with an opportunity for participants 50 years of age or older during the plan year to contribute an additional $6,000. The Company contributes an amount equal to 50% to 100% of the participant's contribution up to 6% of compensation based on years of service. Participants are always fully vested in their contributions and Company contributions become fully vested to the participants after five years of continued employment.

NOTE 5   NOTE PAYABLE

Note payable at December 31, 2018 consisted of the following:

	Principal	Unamortized Discount
Noninterest-bearing note payable, issued in connection with 2016 asset and book of business purchase	$ 1,000,000	$ (24,762)
	1,000,000	(24,762)
Less: Current portion	(500,000)	24,762
Long-term portion	$ 500,000	$ -

The schedule maturity of the note payable at December 31, 2018 is as follows:

Year	Amount
2019	500,000
2020	500,000
	$ 1,000,000

NOTE 5   NOTE PAYABLE *(continued)*

Asset Purchase Agreement

The non-interest bearing note payable relates to the asset and book of business of a financial services firm in Virginia in 2016. The note payable had a face value of $2,000,000. The note is discounted based on an imputed interest rate of 5.09% and will be paid off in January 2020.

NOTE 6   GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill and other intangible assets are comprised of the following:

Goodwill	$ 1,793,166
Sales representative relationships	1,848,311
Customer lists	2,939,426
Covenant not to compete	200,000
Total	6,780,903
Less: Accumulated amortization	(1,124,434)
Net	$ 5,656,469

The following table is a breakdown by asset category of the weighted-average amortization period and life-to-date accumulated amortization for all amortized intangible assets:

Asset Category	Weighted-Average Amortization (Years)	Accumulated Amortization
Customer lists	7.74	$ 1,039,989
Covenant not to compete	4.00	84,445
All amortizable intangible assets	7.50	$ 1,124,434

NOTE 6   **GOODWILL AND OTHER INTANGIBLE ASSETS** *(continued)*

Goodwill is related to asset purchases of financial services firms located in Massachusetts in 2000, Washington State in 2009, Virginia in 2016, California in 2018, and the Legend Equities merger described in Note 1. Goodwill is not amortized.

A summary of goodwill activity is as follows:

Goodwill, beginning balance	$ 1,038,289
Goodwill acquired during the year	754,877
Goodwill, ending balance	**$ 1,793,166**

The sales representative relationship assets are related to the Washington State and California acquisitions. The sales representative relationship asset related to the California acquisition totaled $645,123. Sales representative relationship assets are not amortized.

The customer lists asset are related to asset purchase of a financial services firm based in Virginia in 2016. In addition, the customer lists are related to purchase of a portion of financial representative's books of business based in Pennsylvania in 2017. Customer lists asset related to the purchase of a portion of financial representatives' book of business based in Virginia in 2013 of $410,014 was fully amortized in 2018 and written off. Customer lists are being amortized over five to eight years.

Non-amortized intangible assets are subject to periodic review for impairment, and are written down as applicable. The covenants not to compete are related to the asset purchases in Virginia in 2016 and California in 2018. The covenant not to compete related to the California acquisition totaled $100,000. Covenants not to compete are being amortized over five years.

NOTE 7   **COMMISSIONS AND OTHER FEES RECEIVABLE**

Commissions and other fees receivable arise from selling mutual fund shares, other securities, insurance products, and providing services to investors. Overall, the Company believes the concentration of credit risk is limited due to the number of funds in which their customers invest.

NOTE 8   **RECEIVABLE FROM AND PAYABLES TO CUSTOMERS**

Securities owned by customers are held as collateral for receivables from customers. The value of such securities equals or exceeds the amount of the receivables. Such collateral is not reflected in the consolidated statement of financial condition.

Payables to customers include amounts due on cash transactions.

NOTE 9   **COMMITMENTS AND CONTINGENCIES**

The Company conducts its operations in leased facilities under operating leases that expire at various dates. The Company's headquarters are in Fort Washington, Pennsylvania, but its sales offices are maintained in several other locations. The Company leases computer equipment, other equipment, and furniture and fixtures for its headquarters and other offices from ForLease LIP, LLC, as described in Note 11. This lease includes a clause where both parties may terminate the lease without penalty. Accordingly, the lease is classified as short term and therefore, is not included in the future minimum commitments below.

Future minimum commitments under lease agreements in effect at December 31, 2018 are as follows:

Year	Amount
2019	$ 3,231,417
2020	2,752,493
2021	2,169,812
2022	2,071,078
2023	1,899,944
2024 and thereafter	5,713,993
	$ 17,838,737

The Company is party to a number of claims, lawsuits, and arbitrations arising in the course of its normal business activities. It is not possible to forecast the outcome of such lawsuits/arbitrations. However, because of existing insurance, management believes that the disposition of such lawsuits/arbitrations will not have a materially adverse effect on the Company's operations or financial position.

NOTE 9   **COMMITMENTS AND CONTINGENCIES** *(continued)*

On March 29, 2017, the Company self-reported to our designated examining authority that it had reason to believe that certain clients that were eligible for a mutual fund sales charge waiver either paid a sales charge when purchasing Class A shares or purchased other share classes that unnecessarily subjected those clients to higher ongoing fees and expenses. The Company initiated research into the sales charge waiver policies of over 50 mutual fund families. The Company completed this research and reviewed mutual fund transactions going back to January 1, 2011 to determine if there were transactions that were eligible for a sales charge waiver that did not receive the waiver. At December 31, 2018, the accrued liability and offsetting accrued receivable for chargebacks to financial representatives and product providers were paid and received by the end of 2018.

As with many financial services companies, from time to time, the Company receives informal and formal requests for information from various state and Federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and sales practices of the financial services industry. In each case, the Company believes full cooperation has been given and is being provided. Management believes that there are no regulatory issues pending that would have a materially adverse effect on the Company's operations or financial position.

NOTE 10   **AGREEMENTS WITH CARRYING BROKER**

Lincoln has entered into an agreement with a broker (the Carrying Broker) to execute certain securities transactions on behalf of its customers. Lincoln discloses these arrangements to its customers. Lincoln is subject to off-balance-sheet risk in that it may be responsible for losses incurred by the Carrying Broker that result from a customer's failure to complete securities transactions as provided for in the agreements.

NOTE 11   RELATED-PARTY TRANSACTIONS

The Company leased space in Wyncote, PA under an operating lease agreement with 218 Glenside Partnership, Ltd. (Partnership) and it ended on September 30, 2018. Certain stockholders of LIGHI own the Partnership.

The Company leases computer equipment, other equipment, and furniture and fixtures for its headquarters and other offices from ForLease LIP, LLC, which is owned by the Parent.

Financial representatives of the Company also sell products and services for various affiliates of the Company.

Capital Analysts, LLC (CA) is a wholly owned subsidiary of the Parent and is registered as an investment adviser with the SEC. The Company has a receivable of $362,555 from CA for the allocated expenses to CA, which is included in receivable from affiliates in the accompanying consolidated statement of financial condition as of December 31, 2018.

Legend Advisory is a wholly owned subsidiary of LGH and is registered as an investment adviser with the SEC. The Company has a receivable of $808,528 from Legend Advisory for the allocated expenses to Legend Advisory, which is included in receivable from affiliates in the accompanying consolidated statement of financial condition as of December 31, 2018.

Advisory Services is a wholly owned subsidiary of LGH and is a third party administrator. The Company has a receivable of $5,008 from Advisory Services for the allocated expenses to Advisory Services, which is included in receivable from affiliates in the accompanying consolidated statement of financial condition as of December 31, 2018.

NOTE 12   NET CAPITAL REQUIREMENTS

Lincoln is subject to Rule 15c3-1, which requires the maintenance of minimum net capital. A broker-dealer that fails to comply with Rule 15c3-1 may be subject to disciplinary actions by the SEC and self-regulatory organizations, such as FINRA, including censures, fines, suspensions, or expulsion.

Lincoln has elected to use the alternative method permitted by Rule 15c3-1, which requires Lincoln maintain minimum net capital equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions. Lincoln is also subject to the net capital requirements of CFTC Regulation 1.17 and requirements of the NFA, and is required to maintain minimum net capital of the greater of $45,000 or its Rule 15c3-1 net capital requirement. At December 31, 2018, Lincoln had net capital of $18,673,669, which was 3,730% of aggregate debit balances and $18,423,669 in excess of the minimum net capital requirement.

Distribution payments and other equity withdrawals from Lincoln are subject to certain notification and other provisions of Rule 15c3-1 and other regulatory bodies. Under the alternative method, Lincoln may not pay cash distributions, or make any unsecured advances or loans to its member or employees if such payment would result in net capital of less than 5% of aggregate debit balances, or less than 120% of its minimum dollar net capital requirement.